Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(213) 683-6107
toshiyukiarai@paulhastings.com

November 1, 2003

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of October 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN OCTOBER, 2003

1. Notice of YAMAHA's completion of the payment of European Commission Fines (Exhibit 1) (English translation attached)

2. Notice of Revised Non-Consolidated Performance Forecast for Interim Period (Exhibit 2) (English translation attached)

3. Notice of Decision to Close Overseas AV Equipment Production Subsidiary (Yamaha Electronique Alsace S.A.) (Exhibit 3) (English translation attached)

4. Notice of Decision to Close Overseas Subsidiary (Audio Visual Land) (Exhibit 4) (Exhibit translation attached)

２００３年１０月１５日

各 位

会 社 名 ヤ マ ハ 株式会社
代表者名 代表取締役社長 伊藤修二
（コード番号 ７９５１ 東証第１部）

欧州委員会（EC）の制裁金支払いについて

去る７月１６日に、当社および当社の欧州楽器販売現地法人４社（注）は、ＥＵ地域のディーラー等との契約の一部に問題があるとして、欧州委員会（ＥＣ）より総額２５６万ユーロの制裁金の支払命令を受けました。

その後、対応を検討して参りましたが、欧州楽器販売現地法人より制裁金の支払いを完了しましたので、お知らせ致します。

（注） ヤマハ・ミュージック・セントラル・ヨーロッパ（ドイツ）、ヤマハ・ミュージック・フランス（フランス）、ヤマハ・ムジカ・イタリア（イタリア）、ヤマハ・スカンジナビア（スウェーデン）

本件に関するお問合せ先
ヤマハ株式会社 広報部 コーポレート・コミュニケーショングループ
<東京> ０３－５４８８－６６０１
<浜松> ０５３－４６０－２２１０

以上

October 15,2003

YAMAHA CORPORATION

10-1, Nakazawa-cho, Hamamatsu,

Shizuoka 430-8650, Japan

Code Number:7951

President and Representative Director: Shuji Ito

YAMAHA Pays European Commission Fines

On July 15, 2003, YAMAHA CORPORATION and four of its European musical instrument sales subsidiaries* were fined a total of Euro 2.56 million by the European Commission for some content of the agreement between its European subsidiaries and dealers.

After taking its response to the matter into consideration, YAMAHA completed the payment of the fines through its European musical instrument sales subsidiaries as of October 14, 2003.

* Yamaha Music Central Europe G.m.b.H (Germany); Yamaha Musique France S.A.S. (France); Yamaha Musica Italia S.p.A (Italy); Yamaha Scandinavia AB (Sweden)

Contact:

YAMAHA CORPORATION

Corporate Communication Group,

Public Relations Division

Tel: 03-5488-6601

平成１５年１０月２２日

各　　　位

会　社　名：ヤマハ株式会社
代 表 者 名：代表取締役社長　伊藤修二
コード番号：７９５１　　　東証第１部
問 合 せ 先：経理・財務部長　梅田史生
℡　０５３－４６０－２１４１

単独中間期業績予想の修正に関するお知らせ

本年８月８日の第１四半期業績概要の発表時に公表した平成１６年３月期（平成１５年４月１日～平成１６年３月３１日）の単独中間期業績予想を下記の通り修正いたします。

1． 平成 16 年 3 月期中間期単独業績予想数値の修正 (平成 15 年 4 月 1 日～平成 15 年 9 月 30 日)

（単位：百万円、％）

	売　上　高	経常利益	中間純利益
前回発表予想（Ａ）	１７４，０００	１５，０００	１４，０００
今回修正予想（Ｂ）	１７９，９００	１９，７００	１９，２００
増減額（Ｂ－Ａ）	５，９００	４，７００	５，２００
増　減　率	３．４	３１．３	３７．１
前期（平成１５年３月期中間期）実績	１７２，０９８	１０，９９８	７，６６９

2． 修正の理由

当中間期の単独業績につきましては、楽器および半導体の増収等により、経常利益・中間純利益が当初の予想を上回る見通しとなりました。

なお、中間期の連結業績と通期の連結及び単独業績予想につきましては、平成１５年１１月１０日の中間決算発表時に公表する予定です。

以上

October 22, 2003

Company Name: YAMAHA CORPORATION

President and
Representative Director: Shuji Ito

Code Number: 7951(First Section of Tokyo stock exchange)

Revised Non-Consolidated Performance Forecast for Interim Period

YAMAHA has made the following revisions to its interim non-consolidated performance forecast for fiscal 2004, ending March 31, 2004, which was announced on August 8, 2003, on the occasion of its first-quarter performance overview announcement.

1. Revisions to the Non-Consolidated Performance Forecast for Fiscal 2004 Interim Period (April 1, 2003, to September 30, 2003)

(Unit: ¥ million, %)

	Net Sales	Recurring Profit	Interim Net Income
Previously Announced Forecast (A)	174,000	15,000	14,000
Revised Forecast (B)	179,900	19,700	19,200
Difference (B-A)	5,900	4,700	5,200
Differential Ratio (%)	3.4	31.3	37.1
Results from Previous Interim Term (ended September 30, 2002)	172,098	10,998	7,669

2. Reasons for the Revisions

With regard to the interim non-consolidated performance for the current fiscal year, the increase in net sales of musical instruments and semiconductors has led recurring profit and interim net income to exceed initial forecasts. Furthermore, YAMAHA plans to announce the results of its interim consolidated performance and revised whole year consolidated and non-consolidated performance forecasts on November 10, 2003, together with the announcement of its interim accounts.

２００３年１０月２４日

各位

会 社 名　ヤ マ ハ 株式会社
代表者名　代表取締役社長　伊藤修二
(コード番号 7951 東証第1部)

AV 機器海外生産法人の解散決定のお知らせ

当社は、このたび EU 域内の AV 機器生産現地法人であるヤマハ・エレクトロニック・アルザス(略称 YEA、 フランスモンスヴィレール市)における11月末での生産活動終了と明年2月末での解散を決定致しましたので、お知らせ致します。

YEA は、EU の製造業者保護政策による高率輸入関税対策を目的とし、EU 域内での CD プレーヤー等の生産を主な事業活動として、当初は販売現地法人ヤマハ・エレクトロニック・フランス(略称 YEF) の一部門として 1989 年に操業を開始、1990 年に独立し AV 機器生産現地法人として設立されました。

その後、EU の政策転換により当初の目的であった関税対策の観点が薄れる中で、90 年代半ばに拡大をした CD-R/RW の修理などの機能を加え事業を継続してまいりました。

当社の AV 機器事業の生産戦略の中で、主力のマレーシア生産現地法人/インドネシア生産現地法人に加え、本年５月には、中国蘇州に新たな工場が本格稼動を開始したことで、YEA の使命は終了したとの判断をし、この度の生産終了と解散を決定致しました。尚、この決定に伴う連結業績への影響は軽微です。

◇

１．会社概要

社　名　：ヤマハ・エレクトロニック・アルザス（略称 YEA　１９９０年設立）
所在地　：フランス モンスヴィレール市
代表者　：取締役社長　大六野　隆
資本金　：２６９．１万ユーロ（ヤマハ株式会社１００％出資）
事業内容　：ＡＶ機器の生産/ CD-R/RW の修理
従業員数　：４７名（内駐在員１名）
売　上　：約４９１万ユーロ（２００３年３月期実績）

２．日　程

生産終了　：２００３年１１月末予定　解散決議：２００４年２月末予定
清算完了　：２００８年予定

３．閉鎖関連

従業員については解雇・再就職支援を実施。
閉鎖に伴う費用は約２００万ユーロを予定。

４．問合せ先

ヤマハ株式会社　広報部 ｺｰﾎﾟﾚｰﾄ･ｺﾐｭﾆｹｰｼｮﾝｸﾞﾙｰﾌﾟ TEL 03-5488-6601

以上

October 24, 2003

Company Name: YAMAHA CORPORATION
President and
Representative Director: Shuji Ito
Code Number: 7951(First Section of Tokyo stock exchange)
Contact: Public Relations Division (03-5488-6601)

Notice of Decision to Close Overseas AV Equipment Production Subsidiary (Yamaha Electronique Alsace S.A.)

Tokyo, Japan, October 24, 2003 Yamaha Corporation announces that it has decided to close Yamaha Electronique Alsace S.A. (Monswiller, France), an AV equipment production subsidiary located within the EU, on February 29, 2004. Production is tentatively scheduled to cease on November 30, 2003.

Yamaha Electronique Alsace was originally established as a strategic base for producing CD players within the EU region, with the aim of avoiding the payment of the stiff import duties imposed on AV equipment levied to protect local manufacturers. Yamaha Electronique Alsace began operations in 1989 as a division of sales subsidiary Yamaha Electronique France. Yamaha Electronique Alsace was made a local AV equipment production subsidiary in 1990.

As the EU policy changes diminished the company s initial mission of avoiding the payment of high tariffs on AV equipment imports, Yamaha Electronique Alsace came to serve additional functions, most notably as a repair center for CD-R/RW drives, demand for which grew rapidly in the mid-1990s.

With strategic production bases for AV equipment now in place in Malaysia, Indonesia, and China, where a new plant began full-fledged operations in May 2003 (in Suzhou), Yamaha Corporation concluded that Yamaha Electronique Alsace had completed its mission. Consequently, it was decided to cease production and close operations at the subsidiary. Yamaha Corporation management believes that the cessation of production and closure of operations at Yamaha Electronique Alsace will have only a minor impact on consolidated earnings.

Company name	Yamaha Electronique Alsace S.A.
Head office	Rue du Martelberg, Monswiller, Saverne, France
Representative	President and Representative Director Takashi Dairokuno
Capital	2,691,000 euro (100% invested by Yamaha Corporation)
Business fields	AV equipment production/CD-R/RW repair
Employees	47 (including 1 from Yamaha Corporation)
Recent performance	4,910,000 euro (for the fiscal year ended March 31, 2003)
Stopping date for production	November 30, 2003 (tentative)
Closing date for operations	February 29, 2004 (tentative)
Liquidation date	2008 (tentative)
Closure details	Employees will be provided with termination/re-employment assistance. Closure-related costs are projected at approximately 2,000,000 euro.

２００３年１０月２４日

各位

会 社 名　ヤ マ ハ 株式会社
代表者名　代表取締役社長 伊藤修二
(コード番号 7951 東証第1部)

海外現地法人解散決定のお知らせ

当社は、シンガポールの楽器販売現地法人であるヤマハ・ミュージック・アジア(YMA)の 100%出資子会社、オーディオ・ビジュアル・ランド(略称 AVL シンガポール)の解散を決定致しましたのでお知らせいたします。

◇

AV,音響機器卸販売を主な事業内容として設立された AVL は、YMA の事業再編の中で、親会社 YMA への業務移管等を実施し、事実上の休眠状態にありましたが、この度解散することにいたしました。清算に伴う費用は、ほとんど発生せず、この決定に伴う連結業績への影響はありません。

◇

１．解散法人

社　名	：オーディオ・ビジュアル・ランド（略称 AVL　1992 年設立） ヤマハ㈱100%出資の販売現地法人ヤマハ・ミュージック・アジアの子会社
所在地	：シンガポール
代表者	：取締役社長　中島　潔（ヤマハ・ミュージック・アジア社長兼任）
資本金	：200 万シンガポールドル（ヤマハ・ミュージック・アジア１００％出資）
事業内容	：ＡＶ・音響機器卸販売
従業員数	： 現在籍人員はなし
清算結了	：2004 年末予定

２．問合せ先

ヤマハ株式会社　広報部コーポレート・コミュニケーショングループ
TEL 03－5488－6601

以上

October 24, 2003

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)
Contact: Public Relations Division (03-5488-6601)

Notice of Decision to Close Overseas Subsidiary (Audio Visual Land)

Tokyo, Japan, October 24, 2003 Yamaha Corporation announces that it has decided to close Audio Visual Land (Singapore), a wholly owned subsidiary of Yamaha Music (Asia) Pte., Ltd., which is Yamaha Corporation s musical instruments sales subsidiary in Singapore.

Established as a wholesaler of audiovisual equipment and musical instruments, Audio Visual Land had suspended operations and transferred its business responsibilities to its parent Yamaha Music (Asia) as part of that company s restructuring. However, Yamaha Corporation has now decided to close Audio Visual Land entirely. Yamaha Corporation management believes that liquidation-related costs will be virtually zero, and that the closure of Audio Visual Land will not affect consolidated earnings.

Company name	Audio Visual Land (established in 1992) Wholly owned subsidiary of Yamaha Music (Asia) Pte., Ltd., Yamaha Corporation s musical instruments sales affiliate in Singapore.
Location	Singapore
Representative	Kiyoshi Nakajima (president, Yamaha Music (Asia))
Capital	2,000,000 S$ (100% invested by Yamaha Corporation)
Business fields	Wholesale of audiovisual and musical instruments
Employees	No local employees
Liquidation date	December 31, 2004 (tentative)